12/23.


02069080

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gitennes Exploration Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4170 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 1/15/03

Gitennes exploration inc.

2001 annual report



On behalf of the Board of Directors, I am pleased to present your Company's Annual Report for the year ended December 31, 2001.

2002 will be a year to remember. Why? Because the market has given indications that it will soon be the junior resource sectorís turn, and Gitennes is well positioned to seize the opportunity.

Gold prices have increased and currently show indications of consolidating above $300 an ounce. Metal prices have started to reverse their downtrend, some even posting moderate gains, with over-hanging inventories less of a factor. Mergers and acquisitions have severely reduced the number of large-cap mining companies, and those remaining will be exposed to strong growth pressures from the market to increase ore reserves, develop new mines, and expand existing operations. Many mid-size producers are not in a financial position to develop new operations or conduct exploration. This sets the stage for the "Gitennes-of-this-World" to do what they do best - discovering new opportunities.

2001 was an awful year in this business, and Gitennes was no different than the great majority of companies in the junior resource sector. However, we undertook to do what had to be done in settling disputes, selling assets, optioning properties and reducing costs. By year end, the Company was in the enviable position of having a healthy treasury, no debts, few obligations, at a time when the junior stock market began showing signs of shaking itself off.



The Company is in the position of having the cash resources to do something meaningful. We are on the hunt, looking for new properties. With the right property we feel confident that we can rebuild shareholder value, and make the recent years truly a thing of the past.

We thank you for your continued interest, patience and support.



Jerry Blackwell
President

Canada

Fox Property Option

Gitennes optioned on the Fox Property in October 2000. The Property covers a prospecting discovery - the Blacktop Showing, located in a road-cut along the Coquihalla Connector, a four-lane divided highway that links Merritt and Kamloops, B.C. Polymetallic Zn-Cu massive sulphide mineralization is hosted in intermediate to felsic volcanic rocks of the Triassic Nicola Group. A drill target was subsequently outlined using geological, geochemical and geophysical surveys.

Eight diamond drill holes totalling 1234.7 metres were completed March 13-27, 2001. Drilling tested the down-dip extension of the Blacktop Showing and/or its geophysical and geochemical trace from five drill sites along a 500-metre north-south strike length. Drilling cored two main rock sequences: weakly deformed Nicola volcanic rocks and a highly deformed ductile shear zone imposed on tuffaceous rocks within the volcanic succession. The contact between the Nicola hanging wall rocks and the ductile shear zone is marked by a strong reverse fault characterized by brightly coloured and highly altered gouge.

The fault has broken and dislocated the mineralization. Zinc - copper massive sulphide mineralization similar to that discovered on surface was intersected in hole F01-02 at 52.3m. (0.7m. @ 1.18% Cu, 16.5% Zn, 0.45 g/t Au 86.2g/t Ag). Grains and small fragments of mineralization, as well as geochemically anomalous gouge, were encountered in all the adjacent holes. The geology suggests that the faults sliced through a body of massive sulphide mineralization, however it is now broken apart and so smeared that it is highly unlikely that a mineable mass of mineralization remains in the original showing area.

The property remains of interest and untested targets exist that are beyond the obvious influence of the fault. One of these, the "401 Showing", was explored during a late-autumn programme of soil geochemical sampling and VLF-EM geophysics. This work partially outlined a large area of anomalous gold and copper in soils, in part coincident with an EM anomaly. More grid work is required to finish detailing the nature and extent of this feature before the next phase of trenching, and possibly diamond drilling, can be contemplated. This work is planned to begin in June 2002.

Bear & Badger Option

In January 2002, the Company entered into an option agreement to acquire two properties, the Bear and the Badger, located approximately 135 km north of Thunder Bay, Ontario. There has been little previous exploration in the property area due to the thick overburden.

The *Bear Property* covers a distinct magnetic anomaly with a strong coincident electromagnetic anomaly that was detected during a DighemV airborne geophysical survey. There is no outcrop in the region, so the cause of this anomaly and its rock associations will only be determined by diamond drilling. Ground follow-up, using horizontal loop EM and magnetometer surveys was completed during March and April, successfully pinpointing the anomaly. A drill programme is planned to begin as soon as road conditions permit.

The *Badger Property* is located 25 km north of North American Palladium Ltd's Lac des Iles Mine (145,600,000 tonnes grading 1.57 g/t palladium, 0.17 g/t platinum and 0.12 g/t gold). The Badger Property covers several highly anomalous lake sediment sample sites, one of which returned a 73.3 ppb palladium analysis and elevated platinum, gold, chromium, nickel and copper. This result is in the same order of magnitude as that encountered at Lac des Iles. As at the Bear Property, there are no rocks exposed on the Badger Property, so the cause of the anomalous lake sediment samples must be determined by additional geophysical and geochemical surveys, then drilling.

Peru

Rio Blanco Project

In mid-2001 the Company reached an agreement with Monterrico Metals PLC, a London-based exploration company, to explore and develop the Rio Blanco copper deposit. Monterrico may earn up to a 75% interest in Rio Blanco through committed and optional expenditures totaling US $ 4,000,000 within five years. Thereafter a joint venture will be convened with Gitennes holding a 25% interest and both parties will fund future exploration and development costs proportionately or, as a non-participating party, be converted to a 1.5 % net smelter royalty. Monterricoís first year commitment is to spend a minimum of US$ 75,000.

Monterrico has made considerable progress, engaging high-calibre consultants to examine the exploration potential and the metallurgical and mine development requirements at Rio Blanco. GRD Minproc Limited has reviewed earlier metallurgical testing and has assessed the technical viability of establishing a heap leach-solvent extraction-electrowinning copper facility. Though primarily directed toward identifying areas requiring additional work, Minproc has developed a preliminary metallurgical design, a conceptual plant layout and equipment lists, operational requirements and a capital/operating cost estimate.

Water Management Consultants (Peru) examined the "footprint" of a possible mining operation at Rio Blanco, considering the various design options for leach pads, waste dumps, plant facilities and the overall environmental budget. Geocon Inc. has had a long-standing involvement with the exploration at Rio Blanco (dating back to 1996), and was asked to provide input on the "discovery potential and drill targets" that exist. Geocon's work has identified several very high priority areas at Rio Blanco that offer significant possibilities to expand the size of the deposit beyond what is currently known This will form a significant component to Monterrico's 3,000 metre drill campaign that is expected to begin in mid-2002,

Gitennes is pleased with the effort that Monterrico has made to move the project to the next step in its development.

Virgen Property

In October 2001 the Company announced that it had sold its stake in the Virgen Property to a private Peruvian company for U.S. $ 1,500,000 plus a 2% net smelter royalty once gold production at the property exceeds 145,000 ounces. The purchaser has indicated that it plans to fast track the project.

Since the sale, bullion prices have increased and the income generating potential of the net smelter royalty has increased accordingly. In tandem with this development, the recent announcement by Barrick Gold of its nearby 3.5 million ounce Alto Chicama discovery will re-focus exploration on the district.

Rio Seco Property

Plans to drill at Rio Seco in 2001 were put on hold. The property is in the Peruvian coastal desert, within 15 kilometers of the Pan American Highway and a principal electrical power grid line.

The gold targets at Rio Seco occur in deformed Cretaceous volcanic rocks. The main prospect, "La Sed" is exposed over a 45 by 90-meter area, occurring as lenses and beds of massive, fine-grained pyritic tuff and porphyry associated with sericite, potassium feldspar, barite and silica. A trench dug across the showing returned strongly anomalous gold values of 200 to 1,600 ppb. A second, very similar outcrop of altered and deformed rock is found 700 meters northwest. A dry river valley filled with wind blown sand and gravel covers the intervening area. Based upon the geology and geophysics it is possible that the two showings are one continuous target.

General

Gitennes Exploration Inc. is a Canadian-based mineral exploration company operating in North and South America. The Company was formed on May 12, 1993 as the result of an amalgamation between Gitennes Exploration Inc. and Marmora Mineral Products Inc. The South American operations of the company are conducted through a number of wholly-owned subsidiaries domiciled principally in Peru.

In the year ended December 31, 2001 the Company conducted exploration diamond drilling, geochemical and geophysical surveys at the Fox Property, a base metal target located in southwestern British Columbia. The Company had limited cash reserves for most of the year. Junior equity and venture capital markets were severely depressed, and financing opportunities were almost non-existent. Considerable effort was made to settle issues surrounding ownership of the Virgen and Rio Blanco Properties in Peru. In August 2001 an agreement was reached with Monterrico Metals PLC, a London-based company wherein Monterrico could earn up to 75% interest in Rio Blanco through committed and optional expenditures of US$ 4,000,000 within five years.

In October 2001 the Company sold its interests in a subsidiary which held rights and title to the Virgen Property for $2,356,268 (US $1,500,000) in cash and a 2% net smelter returns royalty, payable when gold production exceeds 145,000 ounces. The Company has recorded a $4,766,950 write-down to reduce the carrying value to its net recoverable amount based upon the sale. Included within costs of disposition is a fee-for-success paid to an unrelated third party ($119,460) and a special compensation bonus ($100,000) shared by two key company employees in recognition of the extraordinary effort made to obtain favourable commercial terms for the sale. All legal proceedings related to the Virgen Property have ended.

Net Loss

Gitennesí net loss for the year ended December 31, 2001 was $5,302,716, compared to a loss of $1,645,598 for the year ended December 31, 2000. The loss for the year ended December 31, 2001 included a write-down of mineral properties of $4,766,950, compared to $746,601 for the year ended December 31, 2000. Management does not consider these results to be a meaningful indication of performance at this stage in the Companyís development.

Revenue & Other Income

Gitennesí revenue was $32,653 in the year ended December 31, 2001 compared to ìnilî in the year ended December 31, 2000. This increase in revenue is attributed to the sale of an exploration database. Interest income of $5,051 was earned in the year ended December 31, 2001, as compared to $37,839 for the year ended December 31, 2000. The primary reason for the decrease was lower cash balances during 2001. The Company also received other income of $71,050 for the year ended December 31, 2001, compared to ìnilî for the year ended December 31, 2000. This other income was derived from the sale of miscellaneous items.

Expenses

Expenses for the year ended December 31, 2001 were $750,712, compared to $968,311 for the year ended December 31, 2000. Depreciation of $62,547 was recorded in the year ended December 31, 2001, compared to $81,912 for the year ended December 31, 2000. The mineral exploration database became fully amortized in nine months in 2001, compared to a full year of depreciation charged in 2000. This accounted for the majority of the decrease.

Other year-to-year changes in expenses reflect the sharp decline in the Company's activities and an effort to conserve cash resources. In the year ended December 31, 2001, the Company spent $47,133 on filing, transfer and listing fees, and investor relations, compared to $70,037 for the year ended December 31, 2000. This was due primarily to a reduction in filing fees and investor relation activity being kept to a minimum cost. General exploration costs were $17,943, with travel at $19,453 for the year ended

December 31, 2001, compared to $21,695 and $23,586 respectively, for the year ended December 31, 2000. Similarly, salaries and benefits were $254,697 for the year ended December 31, 2001, compared to $395,270 for the year ended December 31, 2000. This is due to the elimination of several consulting and contracting positions at the offices in Canada and Peru.

A significant expense to note in the Consolidated Statements of Loss and Deficit for the year ended December 31, 2001 is a mineral property write-down of $4,766,950. The write-down of mineral properties varies from year-to-year, depending upon when management decides to record impairment, or dispose of, or abandon properties that have limited potential. During 2001, the Company recovered $2,356,268 from the sale of the Virgen Property in Peru and recorded a $4,766,950 write-down on the same property. By comparison, for the year ended December 31, 2000 the write-down of mineral properties totaled $746,601, representing the abandonment of the Nowyak Property. Also of note for the year ended December 31, 2001 is a foreign exchange gain of $106,927 compared to $35,500 for the year ended December 31, 2000. Gains of this nature are attributed to the relative decline of the Canadian dollar and Peruvian nuevos soles relative to the U.S. dollar. The Companyís bank holdings are in all three denominations.

Liquidity and Cash Resources
The Company had working capital of $ 1,761,651 at December 31, 2001, compared to $344,854 at December 31, 2000. The increase is primarily the result of the sale of the Virgen Property.

Though reasonably well-financed at this time, it is likely that the Company will have to raise additional funds to meet expenditures for mineral properties and administration in future years. While management has had success in the past raising funds through the sale of common shares, there is no guarantee that they will be able to do so in the future. From the Companyís inception, funds have been generated either through the sale of common shares or resource properties.

Financing Activities
A private placement of 350,000 units was completed in March 2001 raising gross proceeds of $133,000. The funds were used for working capital.

Investing Activities
Investing activities with respect to mineral property expenditures were $595,129 for the year ended December 31, 2001, compared to $641,942 for the year ended December 31, 2000. During 2001, the Company recovered $2,356,268 from the sale of a subsidiary that owned the Virgen Property in Peru. There was no similar transaction in 2000.

Outlook
The Company is reasonably well financed to continue with its exploration activities and meet its obligations. The Company intends to explore the recently optioned Bear and Badger Properties, and to continue exploring the Fox Property. As discussed under Liquidity and Cash Resources, the Company will eventually need to raise additional cash in future years to meet exploration and administration expenditures. There is no certainty that there will be a market for the sale of common shares to raise these funds.


MAG PROFILE
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GITENNES EXPLORATION INC.
Bear Property
Thunder Bay Mining Division, Ontario

The consolidated financial statements of **Gitennes Exploration Inc.** have been prepared by and are the responsibility of the company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Jerry D. Blackwell
Chief Executive Officer
March 28, 2002

To the Shareholders of
Gitennes Exploration Inc.

We have audited the consolidated balance sheets of **Gitennes Exploration Inc.** as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
March 28, 2002

Gitennes Exploration Inc.

Consolidated Balance Sheets

As at December 31, 2001 and 2000

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	1,934,456	518,003
Marketable securities	1,190	1,925
Accounts receivable	15,299	45,654
	1,950,945	565,582
Fixed assets (note 3)	48,629	110,053
Mineral properties (note 4)	946,542	7,474,631
	2,946,116	8,150,266
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 10)	189,294	220,728
Shareholders' Equity		
Capital stock (note 5)	24,985,093	24,855,093
Warrants (note 7)	-	25,000
Contributed surplus (note 7)	25,000	-
Deficit	(22,253,271)	(16,950,555)
	2,756,822	7,929,538
	2,946,116	8,150,266

Nature of operations and going concern (note 1)

Subsequent events (note 14)

Approved by the Board of Directors

"J. Blackwell" Director   "E. Kimura" Director

The accompanying notes are an integral part of these consolidated financial statements.

[illegible] Exploration [illegible]

Consolidated Statments of Loss and Deficit
As at December 31, 2001 and 2000

	2001 $	2000 $
Revenue	32,653	-
Expenses		
Audit, accounting, legal and professional fees	205,540	221,620
Depreciation	62,547	81,912
Filing, transfer fees and investor relations	47,133	70,037
General exploration	17,943	21,695
Interest and bank charges	5,429	5,937
Office rent, utilities and miscellaneous	137,970	148,254
Salaries and benefits	254,697	395,270
Travel	19,453	23,586
	750,712	968,311
	(718,059)	(968,311)
Other		
Interest income	5,051	37,839
Other income	71,050	-
Foreign exchange gain	106,927	35,500
Write-down of marketable securities	(735)	(4,025)
Write-down of mineral properties (note 4)	(4,766,950)	(746,601)
Loss for the year	(5,302,716)	(1,645,598)
Deficit - Beginning of year	(16,950,555)	(15,304,957)
Deficit - End of year	(22,253,271)	(16,950,555)
Basic and diluted loss per share	(0.19)	(0.06)
Weighted average number of shares outstanding	28,614,872	27,344,324

The accompanying notes are an integral part of these consolidated financial statements.

[illegible] Exploration Inc.
Consolidated Statments of Cash Flows
For the years ended December 31, 2001 and 2000

	2001 $	2000 $
Cash flows from operating activities		
Loss for the year	(5,302,716)	(1,645,598)
Items not affecting cash		
Depreciation	62,547	81,912
Write-down of marketable securities	735	4,025
Write-down of mineral properties	4,766,950	746,601
	(472,484)	(813,060)
Changes in non-cash working capital items		
Accounts receivable	30,355	42,993
Accounts payable and accrued liabilities	(31,434)	142,949
	(1,079)	185,942
	(473,563)	(627,118)
Cash flows from financing activities		
Net proceeds from issuance of common shares	130,000	297,000
Cash flows from investing activities		
Acquisition payments and expenditures on mineral properties - net of recoveries	(595,129)	(641,942)
Proceeds on disposal of mineral property (note 4(d))	2,356,268	-
Payments to acquire fixed assets	(1,123)	(1,130)
	1,760,016	(643,072)
Increase (decrease) in cash and cash equivalents	1,416,453	(973,190)
Cash and cash equivalents - Beginning of year	518,003	1,491,193
Cash and cash equivalents - End of year	1,934,456	518,003

Supplemental cash flow information (note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Nature of operations and going concern 1

The company, considered to be in the exploration stage, is in the process of exploring several mineral properties in Canada and also holds certain mineral property interests in Peru. The company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the company may have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

Accounting policies 2

Basis of consolidation

The accompanying audited consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Castle Keep Ltd., Compania Minera Kori Rumi S.A., Gitennes Exploraciones S.A., Compania Minera Seis Rios S.A., Minera Newcrest S.A., and Torre International Holdings Ltd. Castle Cary Ltd. is consolidated from the date it reverted to the company (note 4(d)).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents comprise cash and term deposits maturing within 90 days from the original date of acquisition.

Marketable securities
Marketable securities are recorded at the lower of cost and quoted market value.

Fixed assets
Fixed assets are recorded at cost less accumulated depreciation, which is calculated on a declining balance basis in Canada and a straight-line basis in Peru at the following annual rates:

Computer equipment	20%
Furniture and fixtures	10% - 20%
Machinery and equipment	20% - 30%
Technical database	24 months

Mineral properties
The costs of acquiring mineral properties and related exploration expenditures are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold, or considered to be impaired in value, at which time the cost of the properties and related deferred expenses are written down. Option and other payments received are credited against mineral properties. Where such payments exceed the related book value, the excess is included in revenue.

The company is in the process of exploring its mineral properties and has not yet determined the amount of reserves available in its properties. Senior management annually reviews the carrying values of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

Revenue recognition
The company provides portions of the technical database on a non-exclusive usage basis to third parties for cash. Revenue is recognized when the amount of the cash payment has been agreed and collection is reasonably assured.

Foreign currency translation
The operations of the company's subsidiaries are considered integrated foreign operations and are translated into Canadian dollars using weighted average rates for the year for items included in the consolidated statements of loss and deficit, the rate prevailing at the balance sheet dates for monetary assets and liabilities, and historical rates for all other items. Translation gains and losses are included in the determination of operating results.

Loss per share
Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Stock-based compensation
The company has a fixed stock option plan as described in note 6. No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to capital stock.

Income taxes
Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

Fixed assets 3

			2001
	Cost $	Accumulated depreciation $	Net $
Computer equipment	64,624	44,405	20,219
Furniture and fixtures	70,754	43,848	26,906
Machinery and equipment	6,193	4,689	1,504
Technical database	134,061	134,061	-
	275,632	227,003	48,629

			2000
	Cost $	Accumulated depreciation $	Net $
Computer equipment	64,624	39,350	25,274
Furniture and fixtures	69,631	37,262	32,369
Machinery and equipment	6,193	4,313	1,880
Technical database	134,061	83,531	50,530
	274,509	164,456	110,053

Mineral properties 4

	Canada		Peru			
	Fox $	Nowyak $	Rio Blanco $	Virgen $	Rio Seco $	Total $
December 31, 1999	-	453,216	332,792	6,698,266	67,016	7,551,290
Acquisition costs	100,886	-	-	-	-	100,886
Deferred expenditures						
Assays	13,473	-	-	-	1,810	15,283
Communications	-	-	-	179	925	1,104
Consulting geology	50,245	6,092	558	42,732	2,920	102,547
Diamond drilling	-	268,063	-	-	-	268,063
Geophysics	105,711	6,070	-	-	2,654	114,435
Other	1,450	-	-	939	7,719	10,108
Supplies	12,401	-	-	21	-	12,422
Tenure	-	-	-	6,637	10,101	16,738
Travel	5,973	-	-	7,341	-	13,314
Underground tunnelling	-	-	-	-	4,813	4,813
Value-added tax	-	-	-	3,082	7,147	10,229
Total deferred expenditures	189,253	280,225	558	60,931	38,089	569,056
Write-down of mineral properties	-	(733,441)	-	-	(13,160)	(746,601)
December 31, 2000	290,139	-	333,350	6,759,197	91,945	7,474,631
Acquisition costs	45,000	-	-	-	-	45,000
Deferred expenditures						
Assays	19,810	-	-	-	-	19,810
Cost of disposition	-	-	-	219,460	-	219,460
Communications	-	-	-	-	1,474	1,474
Consulting geology	84,440	-	-	2,270	335	87,045
Diamond drilling	87,245	-	-	-	-	87,245
Equipment rental	-	-	172	-	-	172
Fuel and lubricants	44	-	-	-	-	44
Geophysics	3,100	-	-	-	-	3,100
Legal	-	-	2,500	120,157	-	122,657
Salaries	15,417	-	-	-	-	15,417
Supplies	8,405	-	1,527	2,662	-	12,594
Tenure	4,520	-	34,890	-	-	39,410
Topographic survey	-	-	65	-	-	65
Travel	10,994	-	-	10,264	1,067	22,325
Value-added tax	-	-	10,442	9,208	3,193	22,843
Total deferred expenditures	233,975	-	49,596	364,021	6,069	653,661
Recoveries	-	-	(103,532)	-	-	(103,532)
Write-down of mineral properties	-	-	-	(4,766,950)	-	(4,766,950)
Proceeds on disposal	-	-	-	(2,356,268)	-	(2,356,268)
December 31, 2001	569,114	-	279,414	-	98,014	946,542

a) **Fox, Canada**
On October 16, 2000, the company entered into an option agreement to acquire a 100% interest in a property in southern British Columbia, known as the Fox property. To exercise the option, the company paid $30,000 in cash, issued 200,000 common shares at $28,000 (note 5), and will need to make the

following option payments, up to 50% of which may be settled as shares. In addition, the company incurred acquisition costs of $42,886 staking additional mineral claims at the Fox property.

On October 15, 2001, the company made its first option payment of $45,000, with further option pay ments due as follows:

Option payment $	Due date
45,000	October 15, 2002
50,000	October 15, 2003
200,000	October 15, 2004
295,000	

Under the terms of the option agreement, future production from the Fox property is subject to a 1-1/4% net smelter return royalty.

b) **Nowyak Lake property, Canada**
The Nowyak Lake property is located in Nunavut, 330 kilometers southwest of Rankin Inlet. On June 1, 1999, the company entered into an option agreement with Phelps Dodge Canada Limited to earn up to 50% interest in the property by spending $650,000 over a two-year period. During the year ended December 31, 2000, the company met this commitment and earned its 50% interest. The company decided not to proceed with further exploration on the property and recorded a write-down of $733,441 in the year ended December 31, 2000.

c) **Rio Blanco, Peru**
The Rio Blanco property is a copper project in northern Peru. The property was held by Minera Coripacha S.A., a wholly owned Peruvian subsidiary of Rio Blanco Exploration LLC in which the company previously had acquired a 40% interest. The remaining 60% was held by Phelps Dodge Corporation (Phelps Dodge). During the year ended December 31, 2000, Phelps Dodge decided not to incur further expenditures and accordingly, advised the company of its intent to surrender its 60% interest in the LLC to the company.

During the first quarter of 2001, it was determined that the mineral leases comprising the property had lapsed. The company sought and received US$65,000 in compensation and took steps to re-acquire the property. On August 14, 2001, the company announced that it had reached an agreement with Monterrico, a London-based exploration company. Under the terms of the agreement, Monterrico Metals PLC (Monterrico) may earn up to a 75% interest in Rio Blanco through committed and optional expenditures of US$4,000,000 within five years. Thereafter a joint venture would be formed with the company holding a 25% interest and both parties will fund future exploration and development costs proportionately. A non-participating party will be diluted to a 1.5% net smelter royalty. The first year commitment for Monterrico is to spend a minimum of US$75,000.

d) Virgen, Peru

On December 1, 1998, the company entered into an option agreement to sell to Cambior Inc. Cambior), a 100% interest in the subsidiary, Compania Minera Kori Pampa S.A. (Kori Pampa), which owned the Virgen mineral concessions (the Virgen property) in Peru for consideration of cash payments and a retained royalty interest. Under this agreement, which closed on February 12, 1999, the company was to receive cash payments totalling US$7,000,000 plus participation payments based on mineral production. The cash payments were to be paid in three instalments of US$2,500,000 on February 12, 1999, US$2,500,000 on February 12, 2000, and a final US$2,000,000 on February 12, 2001. The value of the Virgen property was written down at December 31, 1998, to reflect the anticipated proceeds of US$7,000,000.

On February 12, 1999, the company received the initial cash instalment of US$2,500,000 of which $3,478,964 was recorded as a recovery against the Virgen property. On February 10, 2000, the company received notice from Cambior, that Cambior had elected to terminate the option agreement and not make the second or third payments. A dispute subsequently arose concerning the transfer of title to the property and arbitration was initiated in Peru.

The company acquired back from Cambior the subsidiary Kori Pampa which owned the Virgen mineral concessions. On October 23, 2001, the company agreed to sell Kori Pampa. Under the terms of the sales agreement, the company received US$1,500,000 ($2,356,268) in cash and a 2% net smelter returns royalty, payable when aggregate gold production exceeds 145,000 ounces. Accordingly, at September 30, 2001, the company recorded a write-down of the Virgen property of $4,402,929 to reduce the carrying value to its net recoverable amount based upon this agreement. On the closing of the sale, a fur ther write-down of $364,021 was recorded, to reflect the final transaction. The costs of disposition were $219,460.

All outstanding legal proceedings regarding the Virgen property, including arbitration, are now concluded.

e) Rio Seco, Peru

The company staked the Rio Seco property in 1999. It is located 300 kilometers north of Lima, near the Pan American Highway. The property covers zones of gold mineralization. There was minimal exploration done on the property during 2001.

Capital stock 5

Authorized

An unlimited number of common shares without par value

Issued and outstanding

	2001		2000	
	Number of shares	Amount $	Number of	Amount $
Common shares				
Balance -				
Beginning of year	28,355,831	24,855,093	27,255,831	24,530,093
Private placement (a)	350,000	133,000	900,000	297,000
For mineral properties (note 4(a))	-	-	200,000	28,000
Cost of issue	-	(3,000)	-	-
Balance - End of year	28,705,831	24,985,093	28,355,831	24,855,093

a) During the year ended December 31, 2001, the company completed a non-brokered private place ment and issued 350,000 units at a price of $0.38 per unit, generating proceeds of $130,000 net of share issuance costs. Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of $0.45 per share until March 2003.

Stock options 6

The company has a fixed stock option plan. Under the terms of the plan, the company may grant options to its directors, employees, and other service providers, for up to 3,400,000 shares. The exercise price per share and the vesting period under the plan are determined by the Board of Directors.

During the years ended December 31, 2001 and 2000, the change in stock options outstanding was as follows:

	2001		2000	
	Number of shares	Weighted average excercise price $	Number of shares	Weighted average exercise price $
Options outstanding - Beginning of year	1,715,000	0.87	1,835,000	1.64
Granted	400,000	0.40	710,000	0.20
Forfeited	-	-	(520,000)	2.80
Expired	-	-	(310,000)	1.72
Options outstanding - End of year	2,115,000	0.73	1,715,000	0.81
Options exercisable - End of year	2,065,000	0.74	1,545,000	0.87

At December 31, 2001, the following stock options are outstanding:

Options outstanding	Excercise price $	Expiry date	Remaining contract life (years)
640,000	0.27	May 4, 2003	1.26
340,000	0.16	February 1, 2004	2.09
200,000	0.18	April 10, 2004	2.27
385,000	2.80	March 30, 2008	6.24
150,000	0.30	November 10, 2010	8.86
400,000	0.40	March 9, 2011	9.19
2,115,000			

Warrants

During the year ended December 31, 2001, warrants, which had been assigned a value of $25,000 expired unexercised, and accordingly, this amount was transferred to contributed surplus.

During the years ended December 31, 2001 and 2000, the change in warrants outstanding was as follows:

	2001			2000
	Number of shares	Excercise price $	Number of shares	Excercise price $
Warrants outstanding - Beginning of year	1,900,000	0.45	1,000,000	0.45
Granted	350,000	0.45	900,000	0.45
Expired	(1,900,000)	0.45	-	-
Warrants outstanding - End of year	350,000	0.45	1,900,000	0.45

The 350,000 warrants outstanding at December 31, 2001 are exercisable at $0.45 per share until March 7, 2003.

Income taxes 8

a) The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2001 $	2000 $
Statutory tax rate	43.12%	45.62%
Loss for the year	(5,302,716)	(1,645,598)
Recovery of income taxes based on statutory rates	(2,366,072)	(750,722)
Difference in foreign tax rates	62,758	56,705
Losses for which an income tax benefit has not been recognized and other	2,303,314	694,017
	-	-

b) The company has losses and expenditure deductions available to reduce future taxable income as set out below. The future tax benefits that may arise as a result of these losses and expenditures have not been recognized in these consoli<None>dated financial statements.

Canada

The company has non-capital losses of approximately $3,329,392 available for offset against future taxable income in Canada, expiring as set out below:

	$
2002	345,973
2003	380,075
2004	680,034
2005	635,387
2006	558,027
2007	431,589
2008	298,307
	3,329,392

The company also has approximately $3,425,900 of cumulative Canadian exploration and develop ment expenses available indefinitely to offset future taxable income in Canada.

Peru

Subject to certain restrictions, the company has losses of approximately $6,003,700 million expiring in 2002 to 2005, and certain exploration expenditures, available to offset future taxable income in Peru.

c) The company has future tax deductions exceeding accounting deductions of approximately $8,903,200, principally arising on Canadian mineral properties. The realization of income benefits related to these future potential tax deductions is uncertain at this time and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

Contingencies and commitments 9

a) The Board of Directors of the company have adopted a shareholder rights plan whereby, in the event of a takeover bid or change-in-control, transactions involving the acquisition of 20% or more of the company's voting shares, each shareholder has the right, for each common share held, to purchase from the company for an exercise price, of currently $30, that number of shares having an aggregate market value equal to twice the price. The plan has a three-year term and expires on May 16, 2003.

b) The company has an agreement to lease office space until October 2002, with an annual lease commit ment of approximately $25,000. (10)

Related party transactions 10

During the year ended December 31, 2001, the company incurred $73,857 (2000 - $52,210) in legal fees to a law firm in which a director of the company is a partner.

As at December 31, 2001, accounts payable and accrued liabilities are $189,294 which includes $3,375 (2000 - $32,440) payable to a law firm in which a director of the company is a partner.

Financial instruments 11

At December 31, 2001, the recorded amounts for cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values based on the short-term nature of those instruments. At December 31, 2001 the carrying amount for marketable securities is written down to market value, which approximates fair value.

Segmented information 12

The company operates within a single operating segment, which is mineral exploration. All interest income is earned in Canada. Geographic segmentation of fixed assets and mineral properties is as follows:

	2001		2000	
	Fixed assets $	Mineral properties $	Fixed assets $	Mineral properties $
Canada	43,524	569,114	53,142	290,139
Peru	5,105	377,428	56,911	7,184,492
	48,629	946,542	110,053	7,474,631

Supplemental cash flow information 13

During the years ended December 31, the company conducted non-cash financing and investing activities as follows:

	2001 $	2000 $
Non-cash financing activities		
Shares issued for mineral properties	-	28,000
Shares issued as agent's fee	-	15,000
Private placement agent's fee	-	(15,000)
	-	28,000
Non-cash investing activities		
Mineral properties acquired through issue of shares and warrants	-	(28,000)

Subsequent events 14

On January 25, 2002, the company entered into an option agreement with an Ontario-based prospector to acquire two properties, the Bear Property and the Badger Property.

Under the option agreement, the company's initial commitment is to make a $7,500 payment, issue 25,000 shares and make a minimum expenditure on exploration of $60,000 to complete the option and earn its 100% interest. The company must then issue a further 75,000 shares and make cash payments totalling $60,000 and spend $160,000 on exploring the properties before January 22, 2005. The vendor will then be entitled to receive a 2% net smelter returns royalty (NSR) derived from any mineral production, 50% of which (1%) may be purchased by the company for $500,000 at any time.

CORPORATE INFORMATION AND DIRECTORY

Officers and Directors

Jerry D. Blackwell	President, CEO and Director
Lyle R. Hepburn	Director
Edmund T. Kimura	Director
Kenneth Booth	Director
Joanne Bailey	Corporate Secretary and CFO
James R. Foster	Vice-President

Executive Office

1055 West Hastings St. Suite 2390
Vancouver, BC. V6E 2E9 Canada
tel. 604-682-7970
fax. 604-682-7903
email: info@gitennes.com
website: www.gitennes.com

Affiliated Companies in Peru

Giten[illegible]s del Per[illegible]
tel. + 511-422-8815
email: gitennes@terra.com.pe

Capitalization

Authorized	Unlimited
Issued Capital	28,730,831

As of May 6th, 2002

Counsel

Beach, Hepburn
Barristers and Solicitors
36 Toronto St. Suite 1000
Toronto, ON. M5C 2C5 Canada

Transfer Agent

Computershare Trust Company of Canada
100 University Ave, 8th Floor
Toronto, ON. M5J 2Y1 Canada



Suite 2390, 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9
Tel: 604.682.7970
Fax: 604.682.7903
Email: info@gitennes.com
Website: www.gitennes.com

Gitennes Exploration Inc.